Exhibit 99.5

CXone Manages a Record Number of Digital Interactions as Online Sales Spike on Cyber Monday

With an astonishing 50% growth in digital interactions, CXone provides a smooth and exceptional digital customer experience as global online sales hit a new record

SALT LAKE CITY, December 9, 2020 – NICE (Nasdaq: NICE) today announced that NICE inContact CXone, a global leading cloud customer experience platform, saw digital interactions surge on Cyber Monday, one of the highest volume online shopping days on the calendar. On Cyber Monday, November 30, 2020, digital interactions powered by CXone significantly surpassed their 2019 numbers with over 70 percent growth in messaging and chat in the days leading to Cyber Monday.

Digital’s performance on Cyber Monday validates the on-going behavioral shift as both consumers and contact centers adapt to the current environment. For example, the 2020 NICE inContact CX Transformation Benchmark Study, Business Wave revealed that 62 percent of contact centers reported an increase in digital interaction volumes during the global pandemic. In fact, in the month of November, leading to Cyber Monday, the overall digital volume in CXone increased more than 60 percent year over year.

“The growth CXone has seen across digital channels this year is staggering, albeit not unexpected,” said Paul Jarman, NICE inContact CEO. “The circumstances of 2020 have driven consumers to increase the use of contact centers in general and towards the channels that they’re fluent with in their personal lives – chat, email, social, SMS. What’s important for contact center leaders to take away from Cyber Monday and beyond is that a semblance of these behavioral changes is likely permanent. Meeting and exceeding the expectations of digitally savvy customers means having a foundation to provide seamless, exceptional omnichannel experiences.”

According to the NICE inContact CX Transformation Benchmark, two-thirds of contact center leaders (66 percent) not using the cloud today indicated that they are planning to accelerate their move as a result of the pandemic. As more and more contact centers look to get ahead of disruption and embrace digital flexibility, contact centers must address the need for successful omnichannel integration. NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market with more than 30 options to connect with customers in their channel of choice

About NICE inContact

NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

Corporate Media Contact

Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.